October 13, 2020 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing

100 F Street, NE
Washington, D.C. 20549

Attn:	Charles Eastman, Staff Accountant

Melissa Raminpour, Accounting Branch Chief

Sergio Chinos, Staff Attorney

Geoffrey Kruczek, Staff Attorney

Re:	B. Riley Principal Merger Corp. II

Preliminary Merger Proxy Statement on Schedule 14A

Filed September 11, 2020

File No. 001-39291

Ladies and Gentlemen:

On behalf of our client, B. Riley Principal Merger Corp. II, a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced preliminary merger proxy statement on Schedule 14A filed on September 11, 2020 (the “Preliminary Proxy Statement”), contained in the Staff’s letter dated October 6, 2020 (the “Comment Letter”).

The Company has filed via EDGAR its first amended Preliminary Proxy Statement on Schedule 14A (the “First Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the First Amended Proxy Statement. Capitalized terms used but not defined herein have the meanings set forth in the First Amended Proxy Statement.

Preliminary Merger Proxy Statement on Schedule 14A Filed September 11, 2020

General

1.	Please revise your letter to stockholders to clearly state that it is your preliminary proxy statement.

Response: The Company acknowledges the Staff’s comment and has revised the letter to stockholders on the first of page of the Company’s letter to its stockholders to state that it is the Company’s preliminary proxy statement.

United States Securities and Exchange Commission

October 13, 2020

Background of the Business Combination, page 74

2.	We note your disclosure that prior to the consummation of BMRG’s IPO in May 2020, a search for a potential target had not been conducted. We also note your disclosure that in 2019, Mr. Shribman was looking for potential acquisition targets, and that on July 15, 2019 BMRG and Eos entered into a negotiated non-disclosure agreement. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and informs the Staff that reference to BMRG regarding the July 15, 2019 non-disclosure agreement with Eos was a scrivener’s error. The Company has revised its disclosures on page 75 to state that B. Riley Principal Merger Corp. I (“BRPM”), which conducted its initial public offering in April of 2019, was looking at potential acquisition targets and that a non-disclosure agreement was entered into on July 15, 2019 between BRPM and Eos to allow Mr. Shribman as the CFO of BRPM to evaluate Eos as a potential investment opportunity for BRPM.

3.	Please revise to clarify how the transaction structure and consideration evolved during the negotiations between the parties, including proposals and counter-proposals made during the course of those negotiations.

Response: In response to the Staff’s comment, the Company has revised its disclosures under the heading “Background of the Business Combination” on pages 74 – 77 accordingly.

BMRG’s Board of Directors’ Reasons for the Approval of the Business Combination, page 77

4.	Please expand your disclosure to provide the basis for your claim that Eos will be the first fully commercialized industrial energy storage business in the United States capable of fulfilling sizable customer orders.

Response: The Company has revised its disclosure on page 78 to disclose that the statement represents the board’s beliefs based on Eos’ management deep industry knowledge and expertise and review of available market and industry data.

Certain Projected Financial Information, page 79

5.	Please revise your projections table found on page 79 to include information for 2023 and 2024 as provided in the Investor Presentation included with the Form 8-K dated September 8, 2020. In addition, please revise your filing to include all material information found in the Investor Presentation. For example, but not limited to, material facts, figures, and graphics that serve as the basis for your claim that your product provides lower customer risk, increased return on investment, and added safety.

Response: The Company acknowledges the Staff’s comment and has revised the table on page 80 to include projection information for years 2023 and 2024, as well as revised its disclosures under the heading “Industry Overview” on pages 115 – 116, “The Eos Solution” on pages 118 – 119 and “Eos’s Competitive Strengths” on pages 119 – 120 accordingly.

* * *

United States Securities and Exchange Commission

October 13, 2020

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Daniel Shribman, B. Riley Principal Merger Corp. II

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